UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                 Big City Radio, Incorporated
               ________________________________
                        (Name of Issuer)

        Class A Common Stock, $.01 par value per share
      __________________________________________________
                 (Title of Class of Securities)

                           089098107
                         ______________
                         (CUSIP Number)

                    James H. Schropp, Esq.
            Fried, Frank, Harris Shriver & Jacobson
              1001 Pennsylvania Avenue, Suite 800
                   Washington, DC 20004-2505
                       (202) 639-7110
_____________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                            April 27, 2000
   _________________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D
CUSIP No. 089098107

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY):

     Earle I. Mack

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (SEE INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3  SEC USE ONLY:

4  SOURCE OF FUNDS (SEE INSTRUCTIONS):   PF, OO

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER         1,367,800 shares of Class A Common Stock
8  SHARED VOTING POWER       0
9  SOLE DISPOSITIVE POWER    1,367,800 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER  0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON:

     1,367,800 shares of Class A Common Stock

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     22

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 3.  Source and Amount of Funds or Other Considerations

Mr. Mack has used personal funds and as to certain of the shares acquired margin financing through Warburg Dillon Read LLC, on normal and customary terms, to purchase shares of Big City Radio
Inc.'s ("BCR") Class A Common Stock.

Item 5.  Interest in Securities of the Issuer

Item 5(c).       On April 27, 2000, Mr. Mack purchased 25,000
                 shares of BCR's Class A Common Stock at $4.125 per share.

                 On April 27, 2000, Mr. Mack purchased 35,000
                 shares of BCR's Class A Common Stock at $4.151 per share.

                 On April 28, 2000 Mr. Mack purchased 50,000
                 shares of BCR's Class A Common Stock at $4.1875 per share.

                 On May 1, 2000 Mr. Mack purchased 445,000 shares of BCR's Class A Common Stock at $4.1875 per share.

Item 5(e).       As of May 3, 2000, Mr. Mack beneficially owns
                 1,367,800 shares or 22 percent of the Class A
                 Common Stock of BCR.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 3, 2000.


Date: May 3, 2000
                               By:   /s/ Earle I. Mack
                                     _____________________
                                     Name: Earle I. Mack